Investment Managers

February 19, 2008

Dear Client, Consultant or Third Party Administrator:

The Dodge & Cox Funds recently filed a preliminary Prospectus with the Securities and Exchange Commission (SEC), which will be effective May 1, 2008.

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We are pleased to announce our fifth mutual fund, the Dodge & Cox Global Stock Fund, available on May 1, 2008 (subject to SEC approval). Over the past ten years, Dodge & Cox has built its global research expertise by investing in international companies in our equity portfolios. The Dodge & Cox Stock, International Stock, and Balanced Funds each have investment restrictions which limit the portfolio structure based on domicile of the issuing company. The Global Stock Fund will have greater flexibility to take advantage of attractive investment opportunities as they arise around the world.

The Global Stock Fund will share a long-term investment philosophy and decision-making framework with the other Dodge & Cox Funds. Investments will be based on our assessment of a company’s long-term earnings and cash flow prospects, derived from our own fundamental research, coupled with a disciplined approach to valuation. Portfolio construction will take into consideration diversification across sectors and regions.

The Global Stock Fund will also share many of the same characteristics of the other Dodge & Cox Funds. Dodge & Cox has established a reputation for the management of mutual funds with low expenses, low turnover and a team decision-making process. The Global Stock Fund’s investment decisions and portfolio construction will be the responsibility of the Global Investment Policy Committee (GIPC), working in conjunction with our equity research analysts. The six members of the GIPC have an average tenure at Dodge & Cox of 17 years. Committee members’ biographies are listed below.

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We will be making certain changes to the Fixed Income Investment Policy Committee (FIIPC). The FIIPC is the decision-making team for Dodge & Cox’s fixed income portfolios, including the Dodge & Cox Income Fund. Anthony J. Brekke will join the FIIPC (biography below). In addition, John A. Gunn, Chairman and CEO, has decided to step down from the FIIPC. With these changes the nine-member FIIPC will now have an average tenure of 17 years at Dodge & Cox.

Finally, certain fixed income decisions (e.g., establishing target duration ranges, approving new below-investment grade issuers and new security types) which were previously made in conjunction with the Investment Policy Committee will now be made solely by the FIIPC.

Thank you for your continued confidence in Dodge & Cox. As always, we welcome your comments and questions.

With best regards,

Dodge & Cox

Global Investment Policy Committee Members

Lily S. Beischer: Ms. Beischer received her B.A. degree (cum laude) from Yale University in 1992 and her M.B.A. and J.D. (cum laude) degrees from Harvard in 1998. Prior to graduate school, she worked for McKinsey & Company as a management consultant. Ms. Beischer joined Dodge & Cox in 1998, left the firm to work at Looksmart, Inc. in 1999, and then rejoined Dodge & Cox in 2001. Ms. Beischer is a member of the American Bar Association and California Bar Association, a shareholder of the firm, and a CFA® charterholder.

John A. Gunn: Chairman and Chief Executive Officer. Mr. Gunn graduated from Stanford University in 1966 and received his M.B.A. from the Stanford Graduate School of Business in 1972. He joined Dodge & Cox in 1972. He is a Trustee of the Dodge & Cox Funds. Mr. Gunn is a former member of the Board of Governors of the CFA Institute. He is a shareholder of the firm, a CFA charterholder, and a Chartered Investment Counselor.

Karol Marcin: Mr. Marcin received his B.A. from Whitman College (summa cum laude) in 1995 and his M.B.A. from the Stanford Graduate School of Business in 2000. Prior to entering graduate school, he worked for three years as a financial analyst with Salomon Brothers. Mr. Marcin joined Dodge & Cox in 2000. Mr. Marcin is a CFA charterholder and a shareholder of the firm.

Charles F. Pohl: Senior Vice President and Chief Investment Officer. Mr. Pohl received his B.A. degree in 1980 and his M.B.A. degree in 1981 from the University of Chicago. He was with Wells Fargo Investment Advisors from 1981 until joining Dodge & Cox in 1984. He is a shareholder of the firm and a CFA charterholder.

Diana S. Strandberg: Ms. Strandberg graduated from the University of California, Berkeley in 1981 (Phi Beta Kappa) and received her M.B.A. degree from the Harvard Business School in 1986. After two years as a securities analyst at the First Boston Corporation, she joined Dodge & Cox in 1988. She is a shareholder of the firm and a CFA charterholder.

Steven C. Voorhis: Mr. Voorhis received his B.A. and M.A. degrees from Stanford University in 1992 and his M.B.A from the Harvard Business School in 1996. Prior to graduate school, he worked at Goldman Sachs as a financial analyst. He joined Dodge & Cox in 1996. Mr. Voorhis is a shareholder of the firm and a CFA charterholder.

Fixed Income Investment Policy Committee Member

Anthony J. Brekke: Mr. Brekke received his B.A. degree from the University of Iowa in 1997 and his M.B.A. degree from the Haas School of Business at the University of California, Berkeley in 2003. Prior to entering the Haas School, he worked for four years as an auditor with the National Futures Association. He joined Dodge & Cox in 2003. Mr. Brekke is a shareholder of the firm and a CFA charterholder.

Information contained herein is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication does not constitute an offer to sell or the solicitation of an offer to buy and there may not be any sale of these securities in any state in which such offer, solicitation, or sale is not permitted.

For more information about the Dodge & Cox Funds, including risks, charges and expense, please call Dodge & Cox at 800-621-3979 for a prospectus. Please read the prospectus carefully before you invest or send money. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. 08-127

Objective

The Fund seeks long-term growth of principal and income.

Strategy

The Fund invests primarily in a diversified portfolio of equity securities issued by companies from at least three different countries, including emerging markets. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market. The Fund is not required to allocate its investments in any set percentages in any particular countries. Under normal circumstances, the Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox’s opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company’s management are weighed against valuation in selecting individual securities.

General Information

Registration Statement Filed with SEC: February 15, 2008

Expected Effective Date: May 1, 2008

Expense Ratio: capped at 0.90% by Dodge & Cox*

Management Fee: 0.60%

Cusip: pending

Ticker: DODWX (pending approval)

Fund Number: 1049

Distributions: Dividends and capital gains, if any, are distributed in December.

Opening Net Asset Value: $10.00

Investment Manager

Dodge & Cox, San Francisco. Managed by the Global Investment Policy Committee (GIPC), whose six members’ average tenure at Dodge & Cox of 17 years. Lily S. Beischer, John A. Gunn, Karol Marcin, Charles F. Pohl, Diana S. Strandberg, and Steve C. Voorhis are members of the GIPC.

Fund Characteristics

•	Team decision-making process and long-term investment philosophy similar to the other Dodge & Cox Funds

•	Low fees and expenses*

•	No sales charges or distribution fees

•	Investment philosophy: research intensive, valuation discipline, long-term investment horizon, diversified portfolio

Investment Universe

•	Market Capitalization typically greater than $1 billion

•	Average to below-average valuations

•	Financial staying power

*	For the fiscal years ending December 31, 2008 and 2009, Dodge & Cox has contractually agreed to reimburse the Fund for all ordinary expenses to the extent necessary to maintain Total Fund Operating expenses at 0.90%. The agreement is renewable annually thereafter and is subject to termination upon 30 days written notice by either party.

Information contained herein is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication does not constitute an offer to sell or the solicitation of an offer to buy and there may not be any sale of these securities in any state in which such offer, solicitation, or sale is not permitted.

For more information about the Dodge & Cox Funds, including risks, charges and expense, please call Dodge & Cox at 800-621-3979 for a prospectus. Please read the prospectus carefully before you invest or send money. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. 08-127